Exhibit 1

Buenos Aires, October 11, 2011

Mr. President

Comisión Nacional de Valores

Dr. Alejandro Vanoli

S / D

Ref: Relevant Event. Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) announces the sale of assets.

Dear Sirs:

I hereby address the Comisión Nacional de Valores in my capacity as attorney in fact of Empresa Distribuidora y Comercializadora Norte S.A. ("EDENOR"), to report that in the meeting celebrated on the date hereof, the Board of Directors approved the acceptance of the Offer Letter No. 270,911 of Pampa Energía S.A. ("PESA"), pursuant to which such company made an offer to EDENOR to acquire, subject to a condition precedent, 78.44% of the voting shares of an investment company to be incorporated, which shall own 99.99% of the voting shares of EMDERSA Generación Salta S.A. ("EGSSA"), and 0.01% of the shares of EGGSA owned by EDENOR.  The condition precedent to the sale is the consummation of the spin-off decided by EMDERSA’s Board of Directors on August 23, 2011, within 24 months from the date of acceptance of the offer (the "Condition Precedent").

In order to assess this transaction, the Audit Committee of EDENOR was requested to issue an opinion pursuant to Section 73(b) of Law No. 17,811 (as amended by Decree No. 677/01), and Citigroup Global Markets Inc. ("Citigroup") was requested to issue a fairness opinion evaluating the accuracy of the price described in the paragraph below.  Both Citigroup and EDENOR’s Audit Committee issued their respective opinions before the approval, confirming that the transaction price is adequate and in line with market practice.

The total price of the offer amounts to US$10,848,537, to be paid in two installments, the first of which shall be in the amount of US$2,169,707 on October 31, 2011 as partial payment of the price, and the remaining US$8,678,830 shall be paid 24 months after the date of acceptance of the offer by EDENOR.  This latter amount shall accrue interest at an annual rate of 9.75%, payable semiannually.  The offer also entails PESA’s commitment to cause cancellation through repayment without penalty, or alternatively, to acquire by assignment, on October 31, 2011, the U$$4,169,987 financial credit granted by EDENOR to EGSSA, together with interest accrued to the date of cancellation.

In order to perform the transfer of shares, EDENOR shall cause EMDERSA to partially spin-off, resulting therefrom the creation of three new investment companies, one of which ("EGSSA HOLDING") shall be the holder of 99.99% of the voting shares of EGSSA.  Five days after completion of the spin-off, EDENOR shall transfer, pursuant to applicable laws and free of any liens, the shares to PESA, and PESA shall pledge them for the benefit of EDENOR as collateral for the full payment of the balance of the price.  From the date of partial payment of the price, and until payment in full of the price by PESA, the management of EGSSA will be overseen by a board of directors comprised of directors appointed by both parties.

If the Condition Precedent is not satisfied, the amount of the initial payment shall be refunded to PESA within 5 days, together with interest at an annual rate of 6%, to be calculated from the date of the initial payment and until the date of actual payment.

Sincerely,

Diego Manuel Allegue

Attorney-in-Fact